UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 4
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2022

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Lawrence J. Verhelst, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit XII:  Fiscal Agency Agreement dated as of December 21, 2023 between the European Investment Bank and Citibank, N.A., London Branch.

This amendment to the Annual Report on Form 18-K/A (and the exhibit herein) are intended to be incorporated by reference into the registrant’s registration statement under Schedule B (File No. 333-274695), including the related prospectus dated December 21, 2023, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this amendment is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 21st day of December, 2023.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Cyril Rousseau
	Name:	Cyril Rousseau
	Title:	Director General
Finance Directorate

by
/s/ Marco Zimmermann
	Name:	Marco Zimmermann
	Title:	Director
Global Head of Treasury and Capital Markets

EXHIBIT INDEX

Exhibit	Document

XII	Fiscal Agency Agreement dated as of December 21, 2023 between the European Investment Bank and Citibank, N.A., London Branch.